[Letterhead of Muldoon Murphy Faucette & Aguggia LLP]

November 12, 2004

Via Edgar and Courier (SEC Mail-Stop 0408)

Barry McCarty

Senior Counsel

U.S. Securities and Exchange Commission

Division of Corporation Finance

450 Fifth Street, N.W.

Washington, DC 20549

Re:	BV Financial, Inc.
Form SB-2
File No. 333-119083

Dear Mr. McCarty:

On behalf of BV Financial, Inc. (the “Company”), enclosed for filing is Pre-Effective Amendment No. 2 to the Registration Statement on Form SB-2 (the “Amended Registration Statement”), including exhibits, marked pursuant to Rule 472 under the Securities Act of 1933, as amended, to indicate changes from Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 filed on October 29, 2004.

The Amended Registration Statement is filed in response to the Staff’s comment letter issued on November 9, 2004. To aid in your review, we have repeated the Staff’s comments followed by the Company’s responses and indicated where the document has been revised in response to such comments. The prospectus also reflects the inclusion of a Recent Developments Section and revised disclosure in connection with an increase in the appraisal. Additionally, the prospectus includes revised disclosure in response to comments received from the Bureau of Securities of the New Jersey Office of the Attorney General (the “New Jersey Bureau”). A copy of the New Jersey Bureau response letter, which includes all of the New Jersey comments and the Company’s responses, is included with this filing.

Mutual Holding Company Data – pages 4-5

Barry McCarty

November 12, 2004

Comment No. 1:

Revise to reverse the order of presentation of the two tables so that the “fully converted” tables appear last.

Response to Comment No. 1:

The requested change has been made to pages 4 and 5 of the prospectus.

After-Market Performance – pages 5-6

Comment No. 2:

Revise the presentation of the table so that if it carries over to the next page, the captions also appear on the second page.

Response to Comment No. 2:

The Staff is supplementally advised that the table appears on one page, so addition of the captions on a second page is not necessary.

General

Comment No. 3:

Please include an updated consent of the independent auditors in the pre-effective amendment.

Response to Comment No. 3:

An updated consent of the independent auditors appears as Exhibit 23.2 to the Amended Registration Statement.

Comment No. 4:

Please note the updating requirements of Item 3-10(g) of Regulation S-B.

Response to Comment No. 4:

The comment is noted.

Capitalization Table – page 26

Comment No. 5:

Please refer to our prior comment 26 and revise to disclose the date the preferred

Barry McCarty

November 12, 2004

stock was authorized and the terms of the preferred stock. Also, please revise your liquidity discussion to include under what circumstances this stock may be issued and what impact that could have on your results of operations.

Response to Comment No. 5:

The Staff is supplementally advised that the shares of preferred stock are contained in the Company’s charter, which will not become effective until the completion of the reorganization. Disclosure to this effect has been added on page 33 of the prospectus. Further, the terms of the preferred stock are not specified in the charter; rather the designations, powers, preferences and rights for the shares will be determined by the board of directors upon issuance. A cross-reference has been added on page 33 to refer to the description of the preferred stock, where this is discussed. Also, additional disclosure has been added to the capital management discussion on page 69 of the prospectus.

Our Business – page 31

Mobile Home Loans – page 34

Comment No. 6:

Please refer to prior comment 13. The nature and accounting basis for the deposit account associated with these loans remains unclear. It appears you are recording these loans at the interest rate negotiated with Forward Financial rather than at their fair market value, as evidenced by the contract rates of the loans, and that you are paying out half the rate spread as a fee to Forward Financial and recording the other half as a deposit. If this is true, please revise to properly record the purchased loans at their fair value and to properly record the amount actually paid to Forward Financial as an acquisition cost to be accounted for under SFAS 91. Actual collection servicing you pay Forward Financial should be expensed as incurred. Otherwise, please revise to thoroughly explain these transactions and the authoritative literature you relied on in determining your accounting.

Response to Comment No. 6:

The Staff is supplementally advised that, as discussed with Rebekah Moore of the Securities and Exchange Commission, Bay-Vanguard Federal Savings Bank (the “Bank”) pays Forward Financial in advance for their share of interest on the loans. However, as required by the terms of their arrangement, Forward Financial places half of this amount in a deposit account at the Bank. The entire amount the Bank compensated Forward Financial is recorded as pre-paid dealer interest, which is included in the loan balance and amortized in the same manner as deferred loan origination fees. The disclosure on page 41 of the prospectus has been revised to disclose better how the compensation paid to Forward Financial is recorded.

Comment No. 7:

Barry McCarty

November 12, 2004

Please tell us how you determined that recording the remaining half of the excess interest on loans purchased from Forward Financial as a deposit was the appropriate accounting treatment, to include the specific GAAP literature on which you relied. Tell us if Forward Financial is entitled to any of the fees recorded in the deposit account if the loan amortizes fully and pays as agreed.

Response to Comment No. 7:

The Staff is supplementally advised that the Bank believes the deposit account maintained at the Bank for Forward Financial in connection with the mobile home loans that Forward Financial sells to the Bank is properly characterized as a deposit on the financial statements. Like traditional deposit accounts, the Forward Financial account is insured up to the maximum amount required under federal law. Thus, if the Bank were to become insolvent, Forward Financial would receive up to $100,000 from the Federal Deposit Insurance Corporation. Also, the money on deposit is owned by Forward Financial unless, under the terms of the contract between Forward Financial and the Bank, Forward Financial owes the Bank funds. Then, under limited circumstances outlined in that contract, the Bank may debit funds to cover the amounts owed to it. Unlike a mortgagor’s escrow account (which is broken out from deposits under the liabilities portion of the balance sheet), in which the amounts on deposit are held for the benefit of a third party, the amounts in the Forward Financial deposit account with the Bank are held for the benefit of Forward Financial. As discussed above, unless Forward Financial owes the Bank funds under the terms of its contract with the Bank, Forward Financial will retain the funds on deposit. For example, Forward Financial receives funds from the deposit account if a mobile home loan amortizes fully and the borrower pays as agreed. For the reasons above, the Bank views its Forward Financial deposit relationship similar to the deposit relationship the Bank has with borrowers who have share loans with the Bank. Under a share loan, a borrower uses its deposits as collateral for a loan. However, since such deposits are pledged, the borrower does not have the ability to make withdrawals. In the event the share loan is paid in accordance with its terms, the borrower retains his funds; if the borrower defaults, the Bank can use the deposits pledged as collateral to collect amounts owed the Bank. Notwithstanding the withdrawal limitation and the Bank’s ability to control the funds on deposit in the event the borrower defaults on the share loan, the deposits that collateralize such loans are properly classified as deposits.

Comment No. 8:

Please supplementally provide us with the total amount of fees paid to Forward Financial in fiscal year 2003 and 2004, to include the half paid to Forward Financial upon purchase of the loan and the half placed in the deposit account. Supplementally tell us how much of the deferred fees recorded, as a result of this transaction, were amortized during fiscal year 2003 and 2004. Tell us how you accounted for the fees paid to Forward Financial upon purchase of the loan.

Response to Comment No. 8:

The Staff is supplementally advised that the total amount of fees paid to Forward

Barry McCarty

November 12, 2004

Financial in fiscal year 2003 and 2004 was $644,000 and $174,000, respectively. As discussed with Rebekah Moore of the Securities and Exchange Commission, the Bank is unable to obtain the amount of deferred fees recorded in this transaction that were amortized during fiscal 2003 and 2004 without significant burden. Lastly, as disclosed in response to Comment No. 6, the entire amount the Bank compensated Forward Financial is recorded as pre-paid dealer interest, which is included in the loan balance and amortized in the same manner as deferred loan origination fees.

Note 12. BV Services, Inc. – page F-21

Comment No. 9:

Refer to our previous comment 36. Please revise to disclose the repayment terms of the note receivable and clarify why 2003 was the proper period to write off the note.

Response to Comment No. 9:

The Staff is supplementally advised that, as discussed with Rebekah Moore of the Securities and Exchange Commission, the Bank had to divest itself of BV Services, Inc., its former Internet service provider subsidiary, because BV Services was subject to certain thrift regulatory conditions and restrictions regarding the composition of its consumer base, which not only restricted BV Services’ operations, which adversely affected BV Services’ profitability, but also proved impossible for BV Services to comply with. At the time of origination, the value of the loan to BV Services was based upon: (1) the expected increased viability of BV Services once it was no longer subject to the regulatory restrictions placed upon it as a subsidiary of the Bank; and (2) the value of BV Service’s equipment as collateral for the loan. Although the equipment would depreciate, it was estimated that the increased value in BV Services over time would offset such depreciation. At the time of sale, the Bank reported a gain in the financial statements due to the write-off of the negative net worth of the Bank’s investment in its subsidiary at the time of sale.

Additional disclosure regarding the loan with BV Services has been added to page F-21 and to page 79 of the prospectus.

*  *  *  *  *

Barry McCarty

November 12, 2004

Please stamp the enclosed copy of this letter to indicate the date of receipt and return it in the enclosed envelope. If you have any questions concerning this submission, please telephone the undersigned or Scott A. Brown at (202) 362-0840.

Very truly yours,

MULDOON MURPHY FAUCETTE & AGUGGIA LLP

/s/ Paul M. Aguggia

Paul M. Aguggia

Enclosures

cc:	Michael Clampitt, Securities and Exchange Commission

Rebekah Moore, Securities and Exchange Commission

Paul Cline, Securities and Exchange Commission

Edmund T. Leonard, BV Financial, Inc.

Carolyn M. Mroz, BV Financial, Inc.

Lori M. Beresford, Esq.

Scott A. Brown, Esq.

[Letterhead of Muldoon Murphy Faucette & Aguggia LLP]

November 3, 2004

VIA FACSIMILE

Ms. Sandra Chin

Examiner

New Jersey Office of the Attorney General

Division of Consumer Affairs

Bureau of Securities

153 Halsey Street, 6th Floor

Newark, NJ 07102

Re:	BV Financial, Inc.
No. SR-11050

Dear Ms. Chin:

On behalf of BV Financial, Inc. (the “Company”), this letter is in response to the comments contained in the letter from your office dated October 28, 2004. To aid in your review, we have repeated your comments followed by the Company’s responses and indicated where the prospectus has been revised in response to such comments. A copy of the pages to the revised prospectus containing our proposed changes are also attached.

Comment No. 1:

If the offer and sale to New Jersey residents will be effected by the Issuer through its officers or directors, agent registration of the officer/director is required. (See N.J.A.C. 13:47A-3.1).

Response to Comment No. 1:

The Division is supplementally advised that, as disclosed in the prospectus under the section captioned “Plan of Distribution and Marketing Arrangements,” Sandler O’Neill, a broker-dealer registered with the NASD, was engaged as a financial and marketing agent to assist the Company in the offering. For these services, Sandler O’Neill will receive a fee of 2.0% of the aggregate dollar

Ms. Sandra Chin

November 3, 2004

amount of the common stock sold in the subscription and community offerings, excluding shares sold to the employee stock ownership plan and to the Bank’s officers, employees and directors and their immediate families. All mailings of the prospectus and related offering materials made to potential subscribers in New Jersey will be accompanied by a cover letter of Sandler O’Neill indicating that it is managing the offering. A copy of that letter was included under Exhibit 99.2 in the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2, a copy of which was previously provided to your office on October 29, 2004.

Sandler O’Neill was also engaged to act as conversion agent in connection with the offering. In its role as conversion agent, Sandler O’Neill will assist the Company in the offering as follows: (1) consolidation of accounts and development of a central file; (2) preparation of order and/or request forms; (3) organization and supervision of the conversion center; and (4) subscription services. For these services, Sandler O’Neill will receive a fee of $15,000 and reimbursement for its reasonable out-of-pocket expenses.

In general, the officers and directors will be limited to answering questions about the Company. Questions regarding the offering, including how to purchase shares, will be directed to a registered representative of Sandler O’Neill, who will be located at the conversion center. The Company’s Chairman of the Board and Chief Financial Officer will solicit potential subscribers by mail. Copies of those materials are also included under Exhibit 99.2 in the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2, a copy of which was previously provided.

The Company believes that, due to Sandler O’Neill’s involvement in the offering and its status as a broker-dealer registered with the NASD and the limited activities to be performed by directors and officers of the Company, the directors and officers are not required to register as agents.

To clarify the activities to be performed by Sandler O’Neill and directors and officers of the Company, the last paragraph under the section captioned “Plan of Distribution and Marketing Arrangements” was amended in the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2 to read as follows:

The Bank’s directors and executive officers may participate in the offering. However, such participation will be limited to answering questions about the Company. In addition, trained employees may provide ministerial services, such as providing clerical work in effecting a sales transaction or answering questions of a ministerial nature. Questions of prospective purchasers regarding the offering process will be directed to registered representatives of Sandler O’Neill. The Company will rely on Rule 3a4-1 under the Securities Exchange Act of 1934, as amended, so as to permit officers, directors and

Ms. Sandra Chin

November 3, 2004

employees to participate in the sale of the common stock. No officer, director or employee will be compensated for his participation by the payment of commissions or other remuneration based either directly or indirectly on the transactions in the common stock.

Comment No. 2:

Please disclose in the “Summary” the state and federal regulatory agencies that regulate the bank, the holding company and the mutual holding company. Please disclose whether or not the State of Maryland regulates the three entities.

Response to Comment No. 2:

The requested changes have been made to page 1 of the prospectus.

Comment No. 3:

Please disclose on the cover page as to when the issuer received authorization from OTS to conduct the offering and reorganization, when available.

Response to Comment No. 3:

The requested disclosure has been added to the cover page of the prospectus.

Comment No. 4:

Please increase font size of the prints for the Risk Factor, FDIC and the SEC legends on the facing page of the prospectus.

Response to Comment No. 4:

The requested changes have been to the cover page of the prospectus.

Comment No. 5:

Please disclose the fee that will be paid to FinPro for preparing the independent appraisal on page 3.

Response to Comment No. 5:

The requested disclosure has been added to page 3 of the prospectus.

Ms. Sandra Chin

November 3, 2004

Comment No. 6:

Please remove the “After-Market Performance of Mutual-to-Stock Conversions” section on pages 5 to 6.

Response to Comment No. 6:

The Bureau is supplementally advised that, as discussed with Scott Brown of this firm, the Securities and Exchange Commission has required the inclusion of the “After-Market Performance of Mutual-to-Stock Conversions” section in the prospectus and has dictated the format of that section. The information contained in the table in that section is based upon information contained in Exhibit 9 to the Conversion Valuation Appraisal prepared by FinPro, Inc., the Company’s independent appraiser. A copy of FinPro’s independent appraisal was included as Exhibit 99.1 in the Company’s Registration Statement on Form SB-2, a copy of which was previously provided. However, to facilitate your review, a copy of Exhibit 9 to the appraisal has been attached hereto.

However, the disclosure requested via telephone earlier today has been added to page 6 of the prospectus.

Comment No. 7:

Please revise the “Use of Proceeds” table to express each usage in a percentage.

Response to Comment No. 7:

The requested change was made in the prospectus included as part of the Company’s Pre-Effective No. 1 to the Registration Statement on Form SB-2, a copy of which was previously provided.

Comment No. 8:

Please create a table listing the officers and directors for each entity.

Response to Comment No. 8:

The Bureau is supplementally advised that, as discussed with Scott Brown of this firm, the disclosure contained on pages 63 and 64 of the prospectus sufficiently indicates the composition of the directors and officers of the Company, Bay-Vanguard, M.H.C. and Bay-Vanguard Federal Savings Bank (the “Bank”). Accordingly, no additional disclosure has been added.

Ms. Sandra Chin

November 3, 2004

Comment No. 9:

Please disclose on page 37, the banking hours of each branch and indicate whether or not the bank will open seven days a week as this appears to the trend of some of the new banks and the potential effect on the bank’s business, if any, when the bank does not open seven days a week.

Response to Comment No. 9:

The banking hours of each branch office have been added to page 40 of the prospectus. The Bureau is supplementally advised that, as discussed with Scott Brown of this firm, the trend that exists in New Jersey whereby banks are open seven days a week is not prevalent in the Bank’s market area. Accordingly, the Bank believes it suffers no competitive disadvantage by not opening its branches seven days a week. Accordingly, no additional disclosure has been added.

Comment No. 10:

Please file the following with the Bureau:

1.	A copy of the effective Holding Company Charter when it is available.

2.	A copy of the “red herring” prospectus, if it is being disseminated in the offering.

3.	All advertising materials and communications relating to the offering including Internet access and hyperlink.

4.	Copies of SEC and OTS comment letters and the responses thereto.

Response to Comment No. 10:

1.	The Bureau is supplementally advised that, under applicable Office of Thrift Supervision regulations, the Company’s Charter will not become effective until the consummation of the transaction. We will provide a copy of the charter once it has been accepted for filing by the Office of Thrift Supervision. A copy of the Company’s proposed charter is contained in Exhibit 2.0 of the Exhibits to the Company’s Registration Statement on Form SB-2, a copy of which has been provided previously.

2.	The Bureau is supplementally advised that no “red herring” prospectus will be utilized in this offering.

Ms. Sandra Chin

November 3, 2004

3.	A copy of the advertising materials to be used in connection with this offering were included as Exhibits 99.2 and 99.3 in the Company’s Pre-Effective Amendment No. 1 to the Registration Statement on Form SB-2, a copy of which was provided previously. The Company does not have any information relating to the captioned offering on its website nor is any information relating to this offering available by hyperlink.

4.	Copies of SEC and OTS comment letters and the responses thereto filed on October 29, 2004 have been provided to your office. We will also provide your office with any future comment letters received by the SEC or the OTS and the Company’s responses thereto.

Comment No. 11:

Please inform the Bureau, the approximate number of current depositors who are residents of New Jersey.

Response to Comment No. 11:

The Bureau is supplementally advised that the Bank currently has approximately 73 deposit accounts from New Jersey residents.

Comment No. 12:

Please file and complete the enclosed New Jersey Addendum Part B.

Response to Comment No. 12:

The Bureau is supplementally advised that a copy of New Jersey Addendum B was filed under separate cover by Sandler O’Neill by letter dated October 28, 2004.

*    *    *    *    *

Please note that, to avoid the extra time and expense of updating the financial information contained in its Registration Statement, the Company’s Registration Statement must be declared effective by the Securities and Exchange Commission by November 12, 2004. Accordingly, if you have any comments that may require additional disclosure to the prospectus, please provide them to us as soon as possible so that we may incorporate them into the document and still provide the Securities and Exchange Commission with ample time to review any disclosure changes prior to November 12, 2004.

Ms. Sandra Chin

November 3, 2004

If you have any questions or further comments, please call the undersigned or Scott A. Brown at (202) 362-0840.

Very truly yours,

MULDOON MURPHY FAUCETTE & AGUGGIA LLP

/s/ Paul M. Aguggia
Paul M. Aguggia

Enclosures

cc:	Barry McCarty, Securities and Exchange Commission (without enclosures)

Michael Clampitt, Securities and Exchange Commission (without enclosures)

Rebekah Moore, Securities and Exchange Commission (without enclosures)

Paul Cline, Securities and Exchange Commission (without enclosures)

Donald W. Dwyer, Office of Thrift Supervision (without enclosures)

Patricia D. Goings, Office of Thrift Supervision (without enclosures)

Karen A. Osterloh, Office of Thrift Supervision (without enclosures)

Roger Smith, Office of Thrift Supervision - DC (without enclosures)

Joel G. Kielborn, Office of Thrift Supervision - SE (without enclosures)

Edmund T. Leonard, BV Financial, Inc. (without enclosures)

Carolyn M. Mroz, BV Financial, Inc. (without enclosures)

Lori M. Beresford, Esq.

Scott A. Brown, Esq.